EXPENSE LIMITATION AGREEMENT

         This EXPENSE LIMITATION AGREEMENT (the "Agreement") is effective as of April 20, 2009 by and between Henderson Global Investors (North America) Inc., a Delaware corporation (the "Adviser") and Henderson Global Funds, a Delaware statutory trust (the "Trust"), on behalf of the Henderson Money Market Fund, a series of the Trust (the "Fund").

         WHEREAS, the Trust is a Delaware statutory trust, and is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management company of the series type, and the Fund is a series of the Trust;

         WHEREAS, the Trust and the Adviser have entered into an Investment Advisory Agreement dated August 31, 2001 ("Advisory Agreement"), as amended by letter agreements dated September 24, 2003, April 30, 2004, August 1, 2005, January 31, 2006, August 1, 2006, November 30, 2006, January 31, 2008, August 29, 2008 and April 20, 2009 pursuant to which the Adviser provides investment advisory services to the Fund;

         WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Fund to maintain the expenses of the Fund at a level below the level to which the Fund may otherwise be subject; and

         WHEREAS, the Adviser anticipates the Fund investing all of its investable assets in a master fund, the State Street Money Market Portfolio (the "Master Portfolio"), a series of State Street Master Funds.

         NOW THEREFORE, the parties hereto agree as follows:

1.       EXPENSE LIMITATION.

         1.1 Applicable Expense Limit. To the extent that the ordinary operating expenses incurred by the Fund in any fiscal year, including but not limited to investment advisory fees of the Adviser and the ordinary operating expenses of the Master Portfolio, but excluding any distribution and service fees under Rule 12b-1 under the 1940 Act and/or shareholder service fees as described in the then current registration statement offering shares of the Fund and interest, taxes, brokerage commissions, other investment-related costs and extraordinary expenses, such as litigation and other expenses not incurred in the ordinary course of the Fund's business ("Fund Operating Expenses"), exceed the Operating Expense Limit, as defined in Section 1.2 below, such excess amount (the "Excess Amount") shall be the liability of the Adviser to the extent set forth in this Agreement.

         1.2 Operating Expense Limit. The Operating Expense Limit in any year with respect to the Henderson Money Market Fund shall be 0.40% (annualized) of the average daily net assets of the Fund.

         1.3 Duration of Operating Expense Limit. The Operating Expense Limit with respect to the Fund shall remain in effect for the term of this Agreement.

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         1.4 Method of Computation. To determine the Adviser's obligation with respect to the Excess Amount, each day the Fund Operating Expenses for the Fund shall be annualized. If the annualized Fund Operating Expenses for any day of the Fund exceed the Operating Expense Limit of the Fund, the Adviser shall waive or reduce its investment advisory fee or absorb the other Fund expenses in an amount sufficient to pay that day's Excess Amount. The Trust may offset amounts owed to the Fund pursuant to this Agreement against the advisory fee payable to the Adviser.

2. TERM AND TERMINATION OF AGREEMENT.

         This Agreement shall have an initial term expiring on July 31, 2012 with respect to the Fund (or class thereof). After the initial term for the Fund or class, the Agreement shall continue in effect thereafter for subsequent one year periods unless terminated by the Adviser prior to the end of the preceding term. This Agreement shall terminate upon the termination of the Advisory Agreement. The obligation of the Adviser under Section 1 of this Agreement shall survive the termination of the Agreement solely as to expenses and obligations incurred prior to the date of such termination.

3.       MISCELLANEOUS.

         3.1 Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

         3.2 Interpretation. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust's Declaration of Trust, as amended, or By-Laws, as amended, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust's Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

         3.3 Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

         3.4 Amendments. This Agreement may be amended only by a written agreement signed by each of the parties hereto.

         3.5 Assignment. This Agreement may be assigned to the successors in interest of either party with the consent of the other party.

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         IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

                                              HENDERSON GLOBAL INVESTORS
                                              (NORTH AMERICA) INC.


                                              By:   /s/ Chris Yarbrough
                                              Name: Chris Yarbrough
                                              Title: Corporate Secretary


                                              HENDERSON GLOBAL FUNDS, on behalf
                                              of Henderson Money Market Fund


                                              By:   /s/ Scott E. Volk
                                              Name: Scott E. Volk
                                              Title: Vice President

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